From: Upright Financial Corp.
To: Hallock, Houghton R.; Long, Jeffrey W.;
Subject: Response to your comments
Date: Wednesday, May 12, 2010 3:52:43 PM
Attachments: Upright Growth Fund September 30_2009- Amended on 05-12-10.doc
                         485 APOS 2010-Upright.doc

Dear Mr. Hallock and Mr. Long,

This email is to respond to your comments about Upright Growth Fund's 2009 Annual Report. Thank you for your attention and recommendations on our Annual Report.

All changes are highlighted in blue in the two attachments, Annual Report and N-1 (Part B-485APOS), for your ease of readability.

After our telephone discussion with **Mr. Hallock** on May 5, our office decided to make the following changes in the Fund Summary category:

Under Annual Fund Operating Expenses section, the three changes are:

1.   The disclaimer "(expenses that are deducted from Fund assets)" is revised to "(expenses that you pay each year as a percentage of the value of your investment)". ----N-1A Part APOS page 5

2.   The footnote "The Fund's custodian bank may charge a fee for wires, returned checks and stop payment orders at prevailing rates. IRA accounts will be charged a $8.00 annual maintenance fee." is moved to page 17 Redeeming Your Shares section. ---- N-1A Part APOS page 17

3.   A new statement is added to Portfolio Turnover paragraph: "The Fund's most recent two fiscal years' investment returns are 29.13% of 2009 and 31.74% of 2008."   ---- N-1A Part APOS page 5

After our telephone discussion with **Mr. Long** on May 5, our office decided to make the following changes in the Under Financial Highlights category:

With regard to Financial Statement section, the eight changes are:

1. Supplemental Data and Ratios --- The line item "Ratio of net expenses to average net assets (without fee waiver)" is removed. ----Annual Report page 12 (Financial Height)

2. Supplemental Data and Ratios - The line item "Ratio of net investment income (loss) to average net assets (without fee waiver)" is removed. -- Annual Report page 12 Financial Height)

3. 27B7 – Missing line graph – The Fund's historic Annual Reports included the line graph except the 2009 report. We have added the line graph to the 2009 report as requested. ---- Annual Report page 3

4. 27D2 Missing Graphical Representation of Holdings -- The Fund's Annual Report included a graphical representation of Holdings. It is positioned in page number 15 on annual report. Please advise if the graph page should be moved to a different section following Schedule of Investment. ---- Annual Report page 15

5. 27D4 Missing Statement Regarding Availability of Proxy Voting Policies and Procedures – The Fund's Statement of Additional Information, Part B-485APOS, which filed on 02/23/2010, included the Proxy Voting Policies on page 42. We have added the word "Procedures" to the paragraph header.

6. 27D5 Missing Statement Regarding Availability of Proxy Voting Record – The Fund's Statement of Additional Information, Part B-485APOS, includes the Proxy Voting Record in the last paragraph on page 42. We missed the labeling of the paragraph. We have added the paragraph header in front of the text "The actual voting records relating to portfolio securities during the most recent 12-month period ended June 30...."

7. 27D6 Missing Statement Regarding Basis for Approval of Investment Advisory Contract -- The Fund's Statement of Additional Information, Part B-485APOS, includes the Statement Regarding Basis for Approval of Investment Advisory Contract in INVESTMNET MANAGEMENT AND ADMINISTRATION section on page 34. We have added a paragraph title "Approval of Investment Advisory Contract" to make the context more

identifiable.

8.   Missing filing Fidelity Bond, 40-176 – We will file the form shortly.

Mr. Hallock and Mr. Long, we eagerly await for your responses on the above changes. Please feel free to contact me if you have additional questions.

Thank you.

Sincerely,

David Chiueh

--
Upright Financial Corp.
615 West Mt. Pleasant Ave.
Livingston, NJ 07039
TEL: 973-533-1818
FAX: 973-533-9199